EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

	For the Nine Months Ended September 30, 2012	For the Years Ended December 31,
		2011	2010	2009	2008	2007
Earnings:
Income before income taxes	$1,151.9	$1,549.0	$1,350.4	$1,274.2	$1,615.1	$1,585.1
Add: Dividends from affiliates	10.3	19.4	26.3	21.6	27.3	28.4
Fixed charges	234.1	294.9	269.0	269.7	288.2	271.9

Total earnings	$1,396.3	$1,863.3	$1,645.7	$1,565.5	$1,930.6	$1,885.4

Fixed charges:
Interest expense (a)	$130.3	$158.1	$134.7	$122.2	$124.6	$106.9
Rent expense interest factor (b)	103.8	136.8	134.3	147.5	163.6	165.0

Total fixed charges	$234.1	$294.9	$269.0	$269.7	$288.2	$271.9

Ratio of earnings to fixed charges	5.96x	6.32x	6.12x	5.80x	6.70x	6.93x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.